Thompson & Knight LLP

AUSTIN
	ATTORNEYS AND COUNSELORS	DALLAS
DETROIT
AMY CURTIS	ONE ARTS PLAZA	FORT WORTH
	1722 ROUTH STREET • SUITE 1500	HOUSTON
DIRECT DIAL: (214) 969-1763	DALLAS, TEXAS 75201-2533	NEW YORK
EMAIL: Amy.Curtis@tklaw.com	(214) 969-1700
	FAX (214) 969-1751	ALGIERS
	www.tklaw.com	LONDON
MEXICO CITY
MONTERREY
PARIS
September 21, 2011
VIA EDGAR AND FACSIMILE
Mr. Brad Skinner
Senior Assistant Chief Accountant
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549
Re:	Dominion Resources Black Warrior Trust Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 11, 2011 File No. 1-11335
Dear Mr. Skinner:
     As counsel for and on behalf of Bank of America, N.A. (“Trustee”), as trustee of the Dominion Resources Black Warrior Trust, the purpose of this letter is to confirm our understanding, based on my phone conversation with Tracie Towner, that the SEC has taken no exception to the Trustee’s request for an extension to October 14, 2011, to respond to the comments set forth in the SEC’s letter dated September 20, 2011. The primary reason for our request for additional time is the availability of key management of the Trustee who will be reviewing our responses.
     Please do not hesitate to contact me at 214-969-1763 if you have any questions.
Sincerely,
/s/ Amy Curtis
ARC/rtm
cc: Tracie Towner